SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the Month of January 2002
                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


        L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
                    (Address of principal executive offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                           Form 20-F  X       Form 40-F
                                     ---                ---


        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes             No  X
                                   ---            ---


        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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                           Genesys Conferencing Logo


FOR IMMEDIATE RELEASE
MONDAY, JANUARY 14, 2002


                         Genesys Conferencing and Retex
                     Extend Successful Strategic Partnership
               Outstanding Results Prompt Conferencing Leader and
                   Retail Buying Consortium To Renew Contract



Bedford, Mass., and Montpellier, France- January 14, 2002 -- Genesys Conferencing (Euronext: 3955) (Nasdaq: GNSY), the world's leading conferencing specialist, and Retex, the nation's largest retail buying consortium announced today that they have extended their existing strategic partnership through December 2005. The contract was originally scheduled to expire in December 2003. The early extension was a result of the outstanding success of the program over the past two years.

Retex is an independent, not-for-profit, member controlled organization headquartered in New York City. Twenty-three hundred retail members including Ann Taylor, Brookstone Company, Inc., The Gap, Inc., and J. Crew, Inc., take advantage of Retex's offering of low-cost technology products and services designed especially for the retail industry.

Genesys Conferencing offers audio, video and web conferencing collaborative solutions to the Retex retail members consortium. With Genesys' services, retailers can experience a total communication and collaboration experience. The partnership generated more than $6.6 million, in 2001 for Genesys, a 50% jump over the previous year. Revenues are expected to be in excess of $9.5 million in 2002.

Available services include Genesys Meeting Center, the first fully integrated audio and web conferencing platform accessible on demand through the Internet. Genesys Meeting Center combines the simplicity of the telephone with the impact of the Internet, resulting in a robust, intuitive web interface that gives users access to a virtual conference room, 24x7.

Using a cooperative group-buying concept, Retex negotiates pricing agreements to help companies take advantage of state-of-the-art technologies including hardware and software for data, electronic commerce, telemanagement auditing and utility billing information services.

"We are very excited to continue this partnership with Retex to make our best-of-breed conferencing solutions available to Retex's prestigious group of retail members," said David M. Rosenberg, executive vice-president of sales and marketing for Genesys North America. "Retex members gain tremendous benefit from our services, while Genesys is able to expand its reach to even more people than ever before."

"Retex members have discovered that Genesys' conferencing solutions can have a significant impact on how they do business," said Charles Presti, President of Retex. "The enhanced collaboration tools offered by Genesys enable retailers to communicate more effectively and productively with their peers in different locations. Genesys is the leading player in the market, and this partnership will help further our leadership as the largest retail technology buying consortium in the US."

                                    - more -

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About Genesys Conferencing


Founded in 1986, Genesys Conferencing is a global communications specialist, providing practical and innovative real-time collaborative and managed event services to over 17,000 clients worldwide. Working in a rapidly growing market and enjoying unique worldwide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 18 countries throughout Europe, Asia Pacific and the United States. Genesys Conferencing's ordinary shares are listed on the Nouveau Marche in Paris (Euronext: 3955) and its ADSs are listed on the Nasdaq National Stock Market (Nasdaq: GNSY).


Euronext: 3955 - Nasdaq: GNSY - Reuters: GNSY LP - Bloomberg: GENE LP www.genesys.com

About Retex

Retex is the largest retail technology buying consortium in the United States. They are an independent, not-for-profit member owned and operated cooperative. Twenty-three hundred retail members take advantage of Retex's low-cost technology products and services. Retex's mission is to contribute to the prosperity of participating retail member companies by providing the identification, rapid deployment, and support of innovative, cost effective retail and technology-based programs, through value and partnership-driven commodity suppliers. www.retex.com

GENESYS CONFERENCING

Pierre Schwich
Executive Vice President, Audit, Financial Planning and Investor Relations Direct Line: +33 4 99 13 27 55
pierre.schwich@genesys.com

Marine Pouvreau
Financial Communication
Direct Line: + 33 4 99 13 25 17
marine.pouvreau@genesys.com

Florence Catel
Press Relations Corporate
Direct Line: +33 4.99.13.27.49
florence.catel@genesys.com

Paul Joyal
Press Relations North America
+1 781-761-6231
paul.joyal@genesys.com

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  January 15, 2002

                                     GENESYS SA


                                     By: /s/ Pierre Schwich
                                         -----------------------------------
                                         Name: Pierre Schwich
                                         Title: Executive Vice President, Audit,
                                                Financial Planning and Investor
                                                Relations